Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 27, 2014

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on December 2, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 94 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Port Street Investments Quality Growth Fund, which has subsequently been renamed the “Port Street Quality Growth Fund” (the “Fund”).  PEA No. 94 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 17, 2013, and would have become effective on December 31, 2013.  On December 26, 2013, PEA No. 105 was filed pursuant to Rule 485(b)(1)(iii) for the sole purpose of designating January 17, 2014 as the new date upon which PEA No. 94 would have become effective.  On January 15, 2014, PEA No. 111 was filed pursuant to Rule 485(b)(1)(iii) for the sole purpose of designating January 27, 2014 as the new date upon which the PEA No. 94 would have become effective.

Concurrently with the filing of this letter, pursuant to Rule 485(a)(1) of the 1933 Act, the 1940 Act, and the regulations thereunder, the Trust has filed PEA No. 116 under the 1933 Act to the Trust’s Registration Statement on Form N-1A.  The purpose of PEA No. 116 is to make additional material changes to the Fund’s disclosure as noted therein.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	With respect to the Principal Investment Strategies section, please confirm that common stocks are the only type of equity securities in which the Fund will principally invest.

The Trust responds supplementally that common stocks are the only types of equity securities in which the Fund intends to principally invest.

2.
Within the Principal Investment Strategies section, the Fund states that it may invest in Exchange-Traded Funds (“ETFs”) to the extent permitted by the Investment Company Act of 1940, as amended.  Please confirm that such investments will not result in acquired fund fees and expenses greater than 0.01% or include a line item in the Fee Table for such expenses based on estimated amounts for the Fund’s current fiscal year.

The Fund has estimated its acquired fund fees and expenses for its first year of operations as required by Instruction 3(f) of Item 3 of Form N-1A.  Because the Fund does not expect to incur acquired fund fees and expenses that exceed 0.01% of the estimated average net assets of the Fund, the Fund has included these fees and expenses under the subcaption “Other Expenses.”

3.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.